NEWS RELEASE
FOR IMMEDIATE RELEASE

           FRED A. ALLARDYCE, SENIOR EXECUTIVE OF AMERICAN STANDARD'S
                         MEDICAL BUSINESS GROUP, RESIGNS

         Piscataway, New Jersey - November 4, 1999 - American Standard announced today that Fred A. Allardyce, Senior Vice President of American Standard and Business Leader of the Medical Systems Group, has resigned his position to pursue other interests. Allardyce has led the Medical Systems Group since it was established in 1997. American Standard announced its intent to sell the business in October, and is actively engaged in preparations to sell the business.

         American Standard, with annual sales exceeding $7 billion, is a global manufacturer with market leading positions in three PRINCIPAL BUSINESSES:
TRANE(R), the nations' leading supplier of central air conditioning equipment for commercial and institutional BUILDINGS AND THE PRIMER BRAND FOR THE RESIDENTIAL BUILDINGS; AMERICAN STANDARD(R) AND IDEAL STANDARD(R), the world's largest MANUFACTURER OF PLUMBING PRODUCTS; AND WABCO(R), the leading supplier of electronic braking and control systems to the world's manufacturers of heavy-duty trucks and buses. The Company employs approximately 57,000 people in 33 countries. American Standard is included in the Standard & Poor's MidCap 400.

FOR FURTHER INFORMATION CONTACT:
Lisa Glover (732) 980-6048  (Press Inquiries)
Ray Pipes (732) 980-6095 (Analyst Inquiries)

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